Exhibit 12

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,
	2000		2001		2002		2003		2004
Earnings
Pre-tax income	$59,230		$54,271		$29,705		$55,987		$72,779
Fixed charges	8,363		4,058		4,068		8,379		11,067

Total earnings	$67,593		$58,329		$33,773		$64,366		$83,846

Fixed charges.
Interest expense	$7,926		$3,596		$3,125		$7,352		$9,679
Rental interest factor	437		462		943		1,027		1,388

Total fixed charges	$8,363		$4,058		$4,068		$8,379		$11,067

Ratio of earnings to fixed charges	8.1	x	14.4	x	8.3	x	7.7	x	7.6	x